02021732

SECURITIES AND EXC... COMMISSION
Washington, D.C. 20549

cm

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: January 31, 1993 |
| Estimated average burden hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 52615 |

SEC MAIL RECEIVED PROCESSING MAY 29 2002 WASH. D.C. SECTION

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dongwon Securities America, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Executive Drive, Suite 640
(No. and Street)

| Fort Lee | NJ | 07024 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve W. Lee — 201-592-6047
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name — *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Steve W. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dongwon Securities America, Inc., as of March 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PAUL A. FOX
Notary Public, State of New York
No. 24-4845748
Qualified in Kings County
Commission Expires October 31, 2005

[signature] 5/10/2002
Notary Public

[signature]
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

345 Park Avenue
New York, NY 10154

## Independent Auditors' Report

The Board of Directors
Dongwon Securities America, Inc.:

We have audited the accompanying statement of financial condition of Dongwon Securities America, Inc. (a wholly owned subsidiary of Dongwon Securities Co., Ltd.), as of March 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dongwon Securities America, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 10, 2002

**DONGWON SECURITIES AMERICA, INC.**
(A Wholly Owned Subsidiary of
Dongwon Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2002

## Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 12,797 |
| Commission receivable (note 3) | | 173,197 |
| Securities owned, at market value: | | |
| Mutual funds | | 2,814,877 |
| Fixed assets, net (note 4) | | 52,889 |
| Other assets | | 19,252 |
| | $ | 3,073,012 |

## Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| Liabilities: | | |
| Accrued expenses payable and other | $ | 129,263 |
| | | 129,263 |
| Commitments (note 7) | | |
| Stockholder's equity: | | |
| Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 100 shares | | 1 |
| Additional paid-in capital (note 8) | | 2,999,999 |
| Accumulated deficit | | (56,251) |
| Total stockholder's equity | | 2,943,749 |
| | $ | 3,073,012 |

See accompanying notes to financial statements.

**DONGWON SECURITIES AMERICA, INC.**
(A Wholly Owned Subsidiary of
Dongwon Securities Co., Ltd.)

Statement of Income

Year ended March 31, 2002

| | | |
|---|---|---|
| Revenue: | | |
| Commissions (note 3) | $ | 488,699 |
| Trading gain, net | | 52,725 |
| Interest | | 74,017 |
| Other (note 2) | | 14,249 |
| | | 629,690 |
| Expenses (note 2): | | |
| Employee compensation and benefits | | 351,158 |
| Communications | | 42,961 |
| Occupancy expense | | 55,430 |
| Other operating expenses | | 143,143 |
| | | 592,692 |
| Income before income taxes | | 36,998 |
| Income taxes (note 5) | | 6,205 |
| Net income | $ | 30,793 |

See accompanying notes to financial statements.

**DONGWON SECURITIES AMERICA, INC.**
(A Wholly Owned Subsidiary of
Dongwon Securities Co., Ltd.)

Statement of Changes in Stockholder's Equity

Year ended March 31, 2002

| | | Common stock | Additional paid-in capital | Accumulated deficit | Total stockholder's equity |
|---|---|---|---|---|---|
| Balance at March 31, 2001 | $ | 1 | 599,999 | (87,044) | 512,956 |
| Additional capital contribution | | — | 2,400,000 | — | 2,400,000 |
| Net income | | — | — | 30,793 | 30,793 |
| Balance at March 31, 2002 | $ | 1 | 2,999,999 | (56,251) | 2,943,749 |

See accompanying notes to financial statements.

**DONGWON SECURITIES AMERICA, INC.**
(A Wholly Owned Subsidiary of
Dongwon Securities Co., Ltd.)

Statement of Cash Flows

Year ended March 31, 2002

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 30,793 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation | 7,914 |
| Gain on insurance recoveries for property losses | (12,881) |
| Proceeds from insurance recoveries | 42,651 |
| Increase in commission receivable | (158,737) |
| Increase in securities owned | (2,598,260) |
| Increase in other assets | (10,716) |
| Decrease in due to Parent | (52,113) |
| Increase in accrued expenses payable and other | 88,292 |
| Total adjustments | (2,693,850) |
| Net cash used in operating activities | (2,663,057) |
| Cash flows from investing activities: | |
| Purchase of fixed assets | (57,923) |
| Net cash used in investing activities | (57,923) |
| Cash flows from financing activities: | |
| Additional capital contribution | 2,400,000 |
| Net cash provided by financing activities | 2,400,000 |
| Net decrease in cash and cash equivalents | (320,980) |
| Cash and cash equivalents at beginning of year | 333,777 |
| Cash and cash equivalents at end of year | $ 12,797 |
| Supplemental disclosure of cash flow information: | |
| Income taxes paid in cash during the year | $ 920 |

See accompanying notes to financial statements.

## (1) Organization and Summary of Significant Accounting Policies

Dongwon Securities America, Inc. (the Company) was incorporated on April 18, 2000 under the laws of the State of Delaware to conduct a securities business in the United States. The Company, a wholly owned subsidiary of Dongwon Securities Co., Ltd. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD) since January 23, 2001.

As a result of the September 11 terrorist attacks, the Company's leased facilities located at One World Trade Center in New York City were destroyed. As such, the Company was forced to relocate its employees and operations from downtown Manhattan. In April 2002, the Company permanently relocated its operations to the State to New Jersey and filed a business registration with the State.

The Company engages primarily in broker and dealer transactions of Korean securities, and the underwriting of Korean debt and equity securities. Its principal customers are institutions in the U.S. investing in the emerging markets. As shown in the accompanying statement of income, the major source of income is commission income from its brokerage services.

The Company has a clearing agreement with its Parent whereby the Parent clears Korean securities transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of the Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

### *(a) Cash Equivalents*

The Company considers all highly liquid debt instruments with original maturities of three months or less at the time of purchase to be cash equivalents.

### *(b) Securities Owned*

Securities transactions and related expenses are recorded on a trade-date basis. No unsettled securities transactions existed at March 31, 2002.

Securities owned are carried at market value. The resulting difference between cost and market is included in trading gain (losses). In determining gains or losses on securities transactions, the first-in, first-out (FIFO) method is used.

### *(c) Depreciation*

Furniture and fixtures, office equipment, and automobile are depreciated using the straight-line method over their estimated useful lives.



(Continued)

*(d) Income Taxes*

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

*(e) Use of Estimates in the Preparation of Financial Statements*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**(2) Impact of September 11 Terrorist Attacks**

The Company's leased facilities, which had been located at One World Trade Center in New York City, were destroyed in the terrorist attacks on September 11, 2001. As a result of the attacks, all property and equipment located at the leased facilities were lost. The Company wrote off the net book value of $29,770 for these assets. The Company was fully insured for these property losses and has received $42,651 from its insurers. The resulting gain on insurance recoveries was recorded as other income in the accompanying statement of income.

In connection with the disaster recovery effort, the Company incurred expenses in several areas including employee compensation, records re-creation, and relocation of operations. These costs have been charged as operating expenses for the year ended March 31, 2002. The Company recovered $25,000 from its insurer for the costs attributable to the September 11 events, which was netted against operating expenses.

**(3) Related Party Transactions**

The Company executes a substantial portion of its sales and purchases of Korean securities through the Parent. Commissions on Korean equity securities transactions are collected by its Parent directly from the customer and remitted periodically to the Company. A summary of transactions and balance with the Parent as of and for the year ended March 31, 2002 is as follows:

| | | |
|---|---|---|
| Commission income | $ | 488,699 |
| Commission receivable | | 173,197 |

(4) **Fixed Assets**

Fixed assets, at cost, as of March 31, 2002 are summarized as follows:

| | | |
|---|---|---|
| Furniture and fixtures | $ | 7,146 |
| Office equipment | | 25,264 |
| Automobile | | 25,513 |
| | | 57,923 |
| Less accumulated depreciation | | 5,034 |
| Total | $ | 52,889 |

(5) **Income Taxes**

A summary of the income tax expense for the year ended March 31, 2002 is as follows:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | — |
| State and local, based on the Company's net capital | | 6,205 |
| | $ | 6,205 |

The actual income tax expenses for the year ended March 31, 2002 differ from the "expected" income tax expenses (computed by applying the U.S. Federal corporate income tax rate of 34% to earnings before income taxes) mainly due to the utilization of net operating loss carryforwards to offset taxable income, state and local income taxes, net of Federal income tax benefits, and permanent differences.

The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and deferred tax liabilities at March 31, 2002 are presented below:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ | 14,529 |
| Setup costs | | 4,732 |
| Total gross deferred tax assets | | 19,261 |
| Less valuation allowance | | 14,881 |
| Net deferred tax assets | | 4,380 |
| Deferred tax liabilities: | | |
| Gain on insurance recoveries for property losses | | (4,380) |
| Total gross deferred tax liabilities | | (4,380) |
| Net deferred tax assets | $ | — |



(Continued)

The valuation allowance for deferred tax assets as of March 31, 2002 was $14,881. The net change in the total valuation allowance for the year ended March 31, 2002 was a decrease of $13,676. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will not fully realize the benefits of these deductible differences and the deferred tax assets have been reduced by a valuation allowance.

## (6) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March 31, 2002, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $2,642,113. The Company's percentage of aggregate indebtedness to net capital was 4.89%.

## (7) Commitments

As of March 31, 2002, the Company was obligated under a noncancelable operating lease expiring on March 31, 2005 relating to its office space. The lease contains a rent escalation clause for an increase in the base property taxes and wage rate, and provisions for payments for maintenance and certain other operating costs.

The future minimum payments under the noncancelable operating lease as of March 31, 2002 are as follows:

| | | |
|---|---|---|
| Year ending March 31: | | |
| 2003 | $ | 45,000 |
| 2004 | | 45,000 |
| 2005 | | 48,000 |
| | $ | 138,000 |

Rent expense for the year ended March 31, 2002 was approximately $42,000.

## (8) Additional Capital Contribution

In May 2001, the Parent contributed additional capital of $2,400,000.

**Schedule 1**

**DONGWON SECURITIES AMERICA, INC.**
(A Wholly Owned Subsidiary of
Dongwon Securities Co., Ltd.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

March 31, 2002

| | | |
|---|---|---|
| **Computation of Net Capital** | | |
| Total ownership equity | | $ 2,943,749 |
| Add liabilities subordinated to claims of general creditors allowable in computation of net capital | | — |
| Total capital and allowable subordinated liabilities | | 2,943,749 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Commission receivable | $ 173,197 | |
| Fixed assets, net | 52,889 | |
| Other assets | 19,252 | |
| Total nonallowable assets | | 245,338 |
| Haircuts on securities | | 56,298 |
| Net capital | | $ 2,642,113 |
| **Computation of Basic Net Capital Requirement** | | |
| Net capital requirement ($100,000 or 6-2/3% of aggregate indebtedness, whichever is greater) | | $ 100,000 |
| Excess net capital | | 2,542,113 |
| Excess net capital at 1,000% | | 2,629,187 |
| **Computation of aggregate indebtedness** | | |
| Total aggregate indebtedness | | 129,263 |
| Percentage of aggregate indebtedness to net capital | | 4.89% |

Note: The above computation does not differ materially from the computation of net capital as of March 31, 2002 previously filed on April 23, 2002 by the Company on Form X–17A–5.

**Schedule 2**

**DONGWON SECURITIES AMERICA, INC.**
(A Wholly Owned Subsidiary of
Dongwon Securities Co., Ltd.)

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to Rule 15c3-3

March 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

KPMG

345 Park Avenue
New York, NY 10154

**Independent Auditors' Report**
**on Internal Control Pursuant to SEC Rule 17a-5**

The Board of Directors
Dongwon Securities America, Inc.:

In planning and performing our audit of the financial statements of Dongwon Securities America, Inc. (the Company) as of and for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 10, 2002